Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this Q&A was distributed to certain members of Congress and community leaders.

Q&A for Policymakers

Overview

This week it was announced that American Airlines and US Airways have agreed to combine to create the new American Airlines, a premier global carrier. The combined airline—which will retain the iconic American Airlines name—will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

The new American Airlines will be a stronger airline that will benefit consumers, workers and local communities alike. The result for consumers is a highly competitive alternative to other global carriers. The merger offers benefits to all key stakeholders of both American Airlines and US Airways, including customers, communities, and employees, as well as creditors of American Airlines and US Airways investors.

1)	What will the new airline be called?

The combined company will retain the iconic, globally recognized American Airlines brand and will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace.

2)	Where will it be headquartered?

The company will be headquartered in Dallas-Fort Worth and will maintain a significant corporate and operational presence in Phoenix.

3)	Will all current routes and service covered by both airlines be maintained?

The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. The new American Airlines will offer over 6,700 daily flights to 336 destinations in 56 countries.

4)	What will happen to employees at each airline? Will there be layoffs?

Unlike other transactions that are premised on excessive cost cuts, this merger is about the opportunities to grow revenues, which will also create more opportunities for employees as the combined airline flies more people to more places.

Employees of the combined airline will benefit from being part of a company with a more competitive and stable financial foundation, which will create greater opportunities over the long term. The merger will also provide the path to improved compensation and benefits for employees.

5)	How big will the new airline be?

Together, American Airlines and US Airways currently have combined aggregate revenues of $38.7 billion, serve more than 187 million passengers a year and employ more than 100,000 people. If regulators, the U.S. Bankruptcy Court for the Southern District of New York and US Airways shareholders approve the transaction, the combined airline would have the network to be a more effective competitor to other global carriers.

6)	Who will manage the new airline?

We have a strong management team ready to lead the combined airline into the future.

Tom Horton, Chairman, President and CEO of American Airlines, will serve as Chairman through its first annual meeting of shareholders. Doug Parker, Chairman and CEO of US Airways, will serve as Chief Executive Officer of the combined company and a member of the Board of Directors. Mr. Parker will assume the additional position of Chairman of the Board following the conclusion of Mr. Horton’s service.

7)	There are concerns about further consolidation in the industry – what does this mean for consumers and the traveling public?

The merger of American and US Airways will increase competition by offering increased service and choices for passengers. The transaction creates a more attractive network by combining highly complementary operations with limited overlap. Customers will benefit in many ways, including from new online routes, improved connecting options, and better schedule depth. By offering a more attractive combined network, the new American will draw more passengers, which will allow the combined airline to continue to offer travelers more service where they want it, when they need it.

The combined airline is expected to:

•	Provide the most service across the East Coast and Central regions of the U.S., including the East Coast shuttle, enhancing the combined carrier’s competitive position

•	Expand its presence and further strengthen the network in the Western U.S.

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Enhance connectivity within the oneworld® Alliance – including joint businesses with British Airways and Iberia across the Atlantic and with Japan Airlines and Qantas across the Pacific – creating more options for travel and benefits both domestically and internationally

•	Improve valuable loyalty program benefits through expanded opportunities to earn and redeem miles across the combined network.

8)	What will happen to service from regional carriers of the airlines?

Both airlines anticipate regional carrier service provided by each of the regional carriers owned by the two airlines – AMR Corporation’s American Eagle and US Airways’ Piedmont and PSA – will continue to provide seamless connection service to the new American Airlines.

9)	What will happen to frequent flyers, or mileage accounts, on both airlines?

Customers can continue to book travel and track and manage flights as well as frequent flyer activity through AA.com or USAirways.com. Customers will continue to enjoy all benefits and rewards as usual. At this time, there are no changes to the frequent flyer programs of either airline as a result of the merger agreement. All miles in both programs will continue to be honored. Upon merger approval, information will be provided to customers of both frequent flyer programs on any future program updates, including account consolidation or benefit alignment.

10)	What is the strategy for labor integration?

As previously announced, the unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger. In addition, the union representing US Airways flight attendants has reached a tentative agreement that includes support for the merger. The American Airlines unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols.

We are proud of the fact that the merger has union support, because they know that they will benefit from being part of a company with a stable financial foundation and the ability to invest in future growth. They can look forward to the path for improved compensation and benefits and greater opportunities over the long term.

11)	How can you ensure that a combined airline will offer the same competitive low prices that the two airlines do separately?

The merger of American and US Airways will enhance competition, increase service and offer much broader choices for travelers, who will continue to have robust options from a wide variety of carriers. The transaction creates a more attractive network by combining highly complementary operations. This will allow the new American to compete more effectively with other global carriers, and allow the oneworld Alliance to compete more effectively with the Star and SkyTeam alliances abroad. Customers will benefit in many ways from the combined airline, including from new online routes, improved connecting options, and better schedule depth. Moreover, while the merger will not curtail the spiraling cost of jet fuel, it will reduce other costs making the new carrier more efficient and competitive.

12)	What is the timeframe for review and approval of the merger?

In terms of next steps, the merger is subject to regulatory review and approval, as well as approval by the U.S. Bankruptcy Court for the Southern District of New York and US Airways shareholders. An American-US Airways merger has comparable and in some cases fewer flights that overlap than those of the recent United-Continental, Southwest-AirTran and Delta-Northwest mergers, all of which were cleared by regulators. We believe we have a clear pathway to completion, and we look forward to working with regulators and members of Congress over the coming months to answer any questions they may have.

13)	Which company’s office is in charge of the approval process?

The Washington, D.C. offices of US Airways and American Airlines are working together on obtaining approval, so you can reach out to either office with questions or concerns. If you have questions about other issues, all other business remains separate and independent.

14)	Will the CEOs be in town to meet with members?

Doug Parker and Tom Horton will be coming to Washington in the near future. In the meantime, if your office wants to discuss issues with senior executives at either airline, we can arrange meetings with Will Ris, senior vice president for government affairs at America Airlines, and Steve Johnson, executive vice president for corporate and government affairs at US Airways.

15)	When will the airlines begin to operate under one brand?

Until the merger is complete, American Airlines and US Airways will remain independent, and it will be business as usual at both airlines.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.